Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

August 3, 2015

VIA EDGAR

Jay Ingram, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tecnoglass Inc.
Post-effective Amendment No. 2 to Form S-1 on Form S-3
Filed July 22, 2015
File No. 333-193882

Dear Mr. Ingram:

On behalf of Tecnoglass Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 30, 2015, relating to the above-captioned Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	It appears you are registering the resale of common stock underlying warrants that are not yet outstanding and won’t be outstanding until the exercise of an option to purchase units that you sold to certain selling security holders in connection with your initial public offering. As a result of the multiple layers of conversion, it is not appropriate to register the resale of common stock underlying the warrants if the selling security holder must first exercise an option to acquire the units. Please advise.

We believe the ordinary shares (the “Warrant Shares”) issuable upon exercise of the warrants (the “Warrants”) included in the units, which units are in turn issuable upon exercise of certain unit purchase options (the “UPOs”), may be registered for sale by the selling stockholders for two independent reasons.

A.	The Resales Are Appropriate for Registration

We respectfully submit that it is appropriate to register the resale of the Warrant Shares on Form S-3 as a secondary offering.

First, we believe the offer and sale of the Warrant Shares by the selling shareholders is appropriately characterized as a secondary offering. It is well accepted that the resale of shares underlying outstanding underwriter warrants is treated as a true secondary offering, and we do not believe the existence of two layers of exercise changes the analysis, because the market risk assumed by a holder of the UPO is no different than the market risk assumed by the holder of such a warrant. In each case, the holder tenders additional cash consideration in order to acquire the underlying securities that are being offered for resale. The only difference in the case of the UPO and the Warrants is the amount of the payment and the number of shares received. The initial sale by the issuer is no less “complete” in either instance, nor is there a substantial basis for a different evaluation of the factors set forth in of Compliance and Disclosure Interpretations, Securities Act Forms, P. 214.02, with respect to the resale of the underlying shares.

Second, we do not believe the two layers of exercise should affect the availability of Instruction I.B.3 of Form S-3. While Instruction I.B.3 relates to “outstanding” securities, it is well accepted that shares of stock underlying warrants may be registered for resale under this instruction. See, also, Compliance and Disclosure Interpretations, Securities Act Forms, Q. 116.05 (registration on Form S-3 permitted for resales of earnout shares that have not been issued or earned) and Q. 116.13 (registration on Form S-3 permitted for resales of shares to be issued in a Section 3(a)(9) exchange). In each of these cases, as in the case of the UPOs and Warrants as discussed above, the securities to be issued are deemed outstanding for the purposes of Instruction I.B.3 in circumstances where the holder is already at market risk.

As a result of the foregoing, we believe that it is appropriate to register the resale of the Warrant Shares on Form S-3 as a secondary offering.

B.	The Company May Register an Indirect Primary Offering on Form S-3

Even if the sale by the selling shareholders of the Warrant Shares is not treated as a secondary offering as described above, but rather as an indirect primary offering by the Company, we respectfully submit that the Company may register such a transaction on Form S-3, pursuant to Instruction I.B.6 of Form S-3 and Rule 415(a)(1)(x) and (a)(4). The Company is eligible to rely on these sections because the aggregate sale price of the Warrant Shares is less than one-third of the Company’s aggregate public float; the Company is not a shell company, has not been a shell company for 12 months and filed Form 10 information more than 12 months ago; and the Company’s ordinary shares are listed on the Nasdaq Capital Market.

Accordingly, even if the Staff were to determine that the offering was not a secondary offering, we respectfully submit that the Company would still be eligible to register the resale of the Warrant Shares issuable upon exercise of the Warrants included in the UPOs on Form S-3.

2.	We note your response to comment three in our letter dated July 8, 2015. General Instruction I.B.4 would not appear to be available to cover the shares underlying the warrants that are issuable upon exercise of the unit purchase options because these warrants are not currently outstanding. Please advise.

We respectfully submit that the Company may rely on Instruction I.B.6 for the initial issuance by the Company of the Warrant Shares for the reasons set forth under paragraph B in our response to Comment 1 above.

Furthermore, we believe that the Warrants should be deemed outstanding for the purposes of Instruction I.B.4. The requirements of Instruction I.B.4 are designed “to assure that issuers who are subject only to the periodic reporting obligations of Section 15(d) have provided annual report and proxy type information to persons who will be purchasing securities registered on Form S-3.” See Compliance and Disclosure Interpretations, Securities Act Forms, P. 216.12. Because the Warrants will be issuable to the persons who hold the UPOs, and such persons will receive information as required by Instruction I.B.4, we believe the purposes of the instruction have been satisfied in this instance.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jose Daes